Filed pursuant to 424(b)(3)
Registration No. 333-200594
BLACK CREEK INDUSTRIAL REIT IV INC.
SUPPLEMENT NO. 4 DATED JUNE 13, 2018
TO THE PROSPECTUS DATED APRIL 30, 2018
This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Black Creek Industrial REIT IV Inc., dated April 30, 2018 (the “Prospectus”), as supplemented by Supplement No. 1, dated May 15, 2018, Supplement No. 2, dated June 4, 2018 and Supplement No. 3, dated June 11, 2018. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.
Completed Real Property Acquisition Update
We completed the following significant acquisition:
Park 429 Logistics Center
On June 7, 2018, we, through our wholly-owned subsidiaries, acquired from BPG OCOEE 1, LLC, a 100% fee interest in two industrial buildings totaling approximately 441,000 square feet on approximately 25.25 acres, which we refer to herein as the “Park 429 Logistics Center.” The Park 429 Logistics Center is located in the Orlando market and is 95.9% leased by three customers with a weighted-average remaining lease term (based on square feet) of approximately 8.8 years. All customers in the Park 429 Logistics Center individually lease more than 10% of the total rentable area, as described below:

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City Furniture, Inc., a retailer of home furnishings and mattresses, leases 246,031 square feet, or approximately 56% of the portfolio’s rentable area, under a lease that expires in December 2028 with three options to extend the term of the lease each for five years. The annual base rent under the lease is currently $1,292,000 and is subject to annual rent escalations of approximately 2.5% beginning August 2019.

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Kramer America, Inc., a designer, developer and engineer of car accessories, leases 88,554 square feet, or approximately 20% of the portfolio’s rentable area, under a lease that expires in July 2023 with no options to extend. The annual base rent under the lease is currently $169,000, which reflects tenant concessions provided by the seller. In August 2018, the annual base rent increases to approximately $492,000 and is subject to annual rent escalations of approximately 3.0% in August 2019, August 2020 and August 2022.

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Maintenance Supply Headquarters, LP, a subsidiary of Lowe’s Companies Inc., which is an owner and operator of home improvement stores, leases 88,554 square feet, or approximately 20% of the portfolio’s rentable area, under a lease that expires in November 2025 with two options to extend the term of the lease each for five years. The customer currently has free rent through October 2018, which was provided by the seller. In November 2018, the annual base rent increases to approximately $505,000 and is subject to annual rent escalations of approximately 3.0% beginning in August 2019.

In general, the customers will be responsible for paying directly or reimbursing the landlord for their pro rata share of the real estate taxes, insurance, and repair and maintenance costs of the property.
Our management currently believes that the Park 429 Logistics Center is suitable for its intended purpose and has no immediate plans for material renovations or other capital improvements, and that the Park 429 Logistics Center will be adequately covered by insurance. There are a number of comparable facilities in the vicinity of the Park 429 Logistics Center that may compete with this building. If acquired, the cost of the Park 429 Logistics Center (excluding the cost attributable to land) will be depreciated for tax purposes over a maximum of a 40-year period on a straight-line basis.
The total purchase price was $45,700,000, exclusive of transfer taxes, due diligence expenses, and other closing costs. We estimate that the purchase price capitalization rate is approximately 3.0% (4.6% excluding contractual free rent during a portion of the year following the acquisition this property). The purchase price capitalization rate is based on the property’s projected cash net operating income from in-place leases for the 12 months after the date of purchase, including any contractual rent increases contained in such leases for those 12 months, divided by the purchase price for the property, exclusive of transfer taxes, due diligence expenses and other closing costs including acquisition costs. We funded this acquisition using proceeds from this offering and borrowings under our corporate line of credit.
Park 429 Logistics Center was completed during 2018. As such, there is no operating history.

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The following table lists, on an aggregate basis, the approximate leasable square feet for all of the scheduled lease expirations for each of the next 10 years, as of the acquisition date, for Park 429 Logistics Center:

	Number of Leases	Gross Leasable Area		Annualized Base Rental Income of Expiring Leases (1)	Percent of Total Annualized Base Rental Income
Year		Approximate Square Feet	Percent of Total Leasable Area
2018	—	—	—	—	—
2019	—	—	—	—	—
2020	—	—	—	—	—
2021	—	—	—	—	—
2022	—	—	—	—	—
2023	1	88,554	20%	$169,000	9%
2024	—	—	—	—	—
2025	1	88,554	20%	$505,000	26%
2026	—	—	—	—	—
2027	—	—	—	—	—
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(1)
Annualized base rent is calculated as monthly base rent (cash basis) per the terms of the lease, as of the acquisition date, multiplied by 12. If free rent is granted, then the first month with a positive rent value is used.

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